SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12 )*

ALBERTO-CULVER COMPANY

(Name of Issuer)

CLASS B COMMON STOCK, $.22 PAR VALUE PER SHARE

(Title of Class of Securities)

013068101

(CUSIP Number)

Marshall E. Eisenberg	Bernice E. Lavin
NEAL, GERBER & EISENBERG	2525 Armitage Avenue
Two North LaSalle Street, Suite 2200	Melrose Park, IL 60160
Chicago, Illinois 60602	(708) 450-3101
(312) 269-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

SCHEDULE 13D

CUSIP No. 013068101	Page 2 of 5 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Bernice E. Lavin

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* Not applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 7,050,660 9. Sole Dispositive Power 0 10. Shared Dispositive Power 7,050,660

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,050,660

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 21.80%

14.	Type of Reporting Person* IN

*	SEE INSTRUCTIONS

CUSIP NO. 013068101	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

Title of Class of Securities:	Class B Common Stock, $.22 par value per share (“shares” or “Class B shares”)

Name and Address of Issuer:	Alberto-Culver Company (the “Company”) 2525 Armitage Avenue Melrose Park, IL 60160

Item 2. Identity and Background.

(a) Name of Person Filing:	Bernice E. Lavin (“Lavin”)

(b) Address:	c/o Bernice E. Lavin 2525 Armitage Avenue Melrose Park, IL 60160

(c) Principal Business:	Lavin, an individual, is a Director, Vice Chairman, Secretary and Treasurer of the Company.

(d) Prior Criminal Convictions:	None

(e) Prior Civil Proceedings with Respect to Federal or State Securities Laws: None

(f) Citizenship/Organization:	U.S. Citizen

Item 3. Source and Amount of Funds or Other Consideration.

On May 21, 2003, the Leonard H. Lavin Trust, u/a/d 12/18/87 (the “LHL Trust”), to which Lavin shares voting and investment power with Leonard H. Lavin and Carol L. Bernick, sold 15,000 Class B shares in the open market at an average price of $50.36 per share. On May 20, 2003, the LHL Trust sold 45,600 Class B shares in the open market at an average price of $50.47 per share. On May 19, 2003, the LHL Trust sold 119,300 Class B shares in the open market at an average price of $50.56 per share. On May 16, 2003, the LHL Trust sold 95,100 Class B shares in the open market at an average price of $50.89 per share.

In addition, on April 7 2003, (i) 922 Class B shares held directly by Leonard H. Lavin were transferred to the LHL Trust and (ii) 294 Class B shares held directly by Lavin were transferred to the Bernice E. Lavin Trust, u/a/d 12/18/87 (the “BEL Trust”) to which Lavin shares voting and investment power with Leonard H. Lavin and Carol L. Bernick.

Item 4. Purpose of Transaction.

The transactions were for the Lavin family’s estate planning rather than corporate purposes. The transactions were not undertaken for purposes of effecting any of the actions listed in this item.

13D

CUSIP No. 013068101	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

(a)	(i)

Amount of Class B Shares Beneficially Owned: 7,050,660 shares total; 2,863,225 Class B shares held as co-trustee of the BEL Trust; 546,953 Class B shares held as co-trustee of the 2001 BEL Grantor Annuity Trust, u/a/d 9/18/01 (the “2001 BEL GRAT”); 2,645,104 Class B shares held as co-trustee of the LHL Trust; 715,378 Class B shares held as co-trustee of the 2001 LHL Grantor Annuity Trust, u/a/d 9/18/01 (the “2001 LHL GRAT”); and 280,000 Class B shares held by the Lavin Family Foundation.

(ii)

Percentage of Class B shares Beneficially Owned: 21.80% total: 8.85% as co-trustee of the BEL Trust; 1.69% as co-trustee of the 2001 BEL GRAT; 8.18% as co-trustee of the LHL Trust; 2.21% as co-trustee of the 2001 LHL GRAT; and .87% by the Lavin Family Foundation (based upon 32,340,240 shares outstanding as of May 15, 2003).

(b)	Number of Class A Shares as to Which Lavin Has:

	(i) Sole power to vote:	0

	(ii) Shared power to vote:	7,050,660[1]

	(iii) Sole power to dispose:	0

	(iv) Shared power to dispose:	7,050,660[1]

[1]        The 7,050,660 Class B shares held by Lavin and reflected as shared power to vote and shared power to dispose include 2,863,225 shares held by the BEL Trust; 546,953 shares held by the 2001 BEL GRAT; 2,645,104 shares held by the LHL Trust; 715,378 shares held by the 2001 LHL GRAT and 280,000 shares held by the Lavin Family Foundation.

Lavin shares the power to vote and dispose of 2,863,225 shares held by the BEL Trust; 2,645,104 shares held by the LHL Trust; and 280,000 shares held by the Lavin Family Foundation with Leonard H. Lavin and Carol L. Bernick. Lavin shares the power to vote and dispose of 715,378 Class B shares held by the 2001 LHL GRAT and 546,953 shares held by the 2001 BEL GRAT with Leonard H. Lavin. Certain information regarding Mr. Lavin and Mrs. Bernick is presented below:

(i)	Name of Person: (1)	Leonard H. Lavin
	(2)	Carol L. Bernick

(ii)	Address:
	(1) and	2525 Armitage Avenue
	(2)	Melrose Park, Illinois 60160

(iii)	Principal Business:
	(1)	Leonard H. Lavin, an individual, is a Director and the Chairman of the Company
	(2)	Carol L. Bernick, an individual, is a Director, Vice Chairman, Assistant Secretary of the Company and President Alberto-Culver Consumer Products Worldwide, a division of the Company.

(iv)	Prior Criminal Convictions.	None.

13D

CUSIP No. 013068101	Page 5 of 5 Pages

(v) Prior Civil Proceedings With Respect to Federal or State Securities Laws: None.

(vi) Citizenship/Organization: U.S. Citizen.

The shares owned by Lavin and the percentage holdings specified herein also do not reflect the 395,378 Class A shares held by Lavin Family Foundation, 64 Class A shares held by the BEL Trust, 5,704 Class A shares held by the LHL Trust, or 100,200 and 275,408 Class A shares held by Lavin solely in her capacity as co-trustee of a trust and trustee or co-trustee of trusts respectively, for the benefit of Lavin’s daughter and grandchildren.

(c)	None, except as described in Item 3 above.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2003

Signature:	/S/ BERNICE E. LAVIN

Name/Title:	Bernice E. Lavin, individually; as trustee or co-trustee of various trusts and as an officer of the Lavin Family Foundation.